Ascendis Pharma A/S

Tuborg Boulevard 12

DK-2900 Hellerup, Denmark

January 26, 2015

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeffrey Riedler, Assistant Director
Johnny Gharib
Bryan Pitko
Vanessa Robertson
Mark Brunhofer

Re:	Ascendis Pharma A/S
Registration Statement on Form F-1 (Registration No. 333-201050)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-1 (File No. 333-201050) (the “Registration Statement”) of Ascendis Pharma A/S (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Washington, D.C. time, on January 27, 2015, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Brian Cuneo at (650) 463-3014.

The Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

ASCENDIS PHARMA A/S

By:	/s/ Thomas P. Soloway
Thomas P. Soloway
Senior Vice President, Chief Financial Officer

cc:	Jan Møller Mikkelsen, Ascendis Pharma A/S
Michael Wolff Jensen, Ascendis Pharma A/S
Alan C. Mendelson, Latham & Watkins LLP
Mark V. Roeder, Latham & Watkins LLP
Brian J. Cuneo, Latham & Watkins LLP
Divakar Gupta, Cooley LLP